Exhibit 99.1

St. John’s, NL (September 5, 2017):

FORTIS INC. TO HOLD INVESTOR DAY IN TORONTO ON OCTOBER 16 AND NEW YORK ON OCTOBER 18

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS) will hold an Investor Day on Monday, October 16, 2017, in Toronto, Ontario, and on Wednesday, October 18, 2017, in New York City, New York. Barry Perry, President and Chief Executive Officer, Fortis, along with the Corporation’s Executive Vice Presidents and members of the senior management team will provide an update on Fortis operations, recent developments and strategic outlook. The day will include formal presentations as well as a series of roundtable discussions.

On October 16, the event will take place at the Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario, Canada. On October 18, the event will take place at The Four Seasons, 57 East 57th Street, New York City, NY, USA.

For both events, registration and breakfast will begin at 9:00 am (Eastern) with management presentations scheduled from 9:30 am to 12 noon (Eastern). Roundtable discussions will be held for institutional investors and analysts in the afternoon which are scheduled from 12:30 pm to 4:00 pm (Eastern).

Institutional investors, analysts and members of the financial community interested in attending can register in advance by contacting Stephanie Amaimo, Director, Investor Relations, Fortis via email at samaimo@fortisinc.com or via telephone at 709.737.2900.

A live and archived webcast of each event will be available on the Corporation’s website at www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of June 30, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Kealey Martin Manager, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com